UNITED STATES
SECURITIES AND
EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

ASTRALIS LTD.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

046352
(CUSIP Number)

JOHN MURPHY SKYEPHARMA PLC 105 PICCADILLY LONDON W1J 7NJ, ENGLAND +44 20 7491 1777	KATHRYN A. CAMPBELL, ESQ. SULLIVAN & CROMWELL LLP 1 NEW FETTER LANE LONDON EC4A 1AN, ENGLAND +44 20 7959 8900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SkyePharma PLC/330387911

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]

(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,393,900

	9.	Sole Dispositive Power 36,393,900

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,393,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |X|

13.	Percent of Class Represented by Amount in Row (11) 39.8%

14.	Type of Reporting Person (See Instructions) CO

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Item 2.	Identity and Background

        SkyePharma PLC, a company incorporated under the laws of England and Wales (“SkyePharma”), hereby amends and supplements its Statement on Schedule 13D, as heretofore amended and supplemented with respect to the common stock, par value $0.0001 per share, of Astralis Ltd., a Delaware corporation (the “Issuer”). Except as amended and supplemented hereby, SkyePharma’s Statement on Schedule 13D as heretofore amended and supplemented remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

        Item 3 is supplemented to include the following:

        As described in Item 4, SkyePharma has not purchased and does not currently intend to purchase additional shares of the Issuer’s Common Stock.

Item 4.	Purpose of Transaction

        Item 4 is supplemented to include the following:

        SkyePharma has entered into discussions with the Issuer and a group of investors not including SkyePharma (the “Investors”) in relation to a future investment by the Investors in the Issuer. While these discussions have not resulted in a binding agreement among the Investors, the Issuer and SkyePharma as of January 19, 2007, the terms of any agreement could result in the issuance of shares of Common Stock to the Investors (which could dilute SkyePharma’s interest in the Issuer) and other material changes to the Issuer’s present capitalization, and could also result in changes in the membership of the Issuer’s Board of Directors.

        Following an internal strategic review, SkyePharma no longer views its collaboration with the Issuer as strategic and, as a result, does not intend to obtain or exercise further influence or control over the strategic direction or the operations of the Issuer. SkyePharma has not purchased and does not currently intend to purchase additional shares of the Issuer’s Common Stock.

        Except as set forth in this statement, as of the date of the filing of this statement, neither SkyePharma, nor, to the best of its knowledge and belief any of its executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

        Item 5 is supplemented to include the following:

        SkyePharma beneficially owns (i) 36,393,900 shares of Issuer common stock, or 39.8% of the 91,454,873 shares of Common Stock of the Issuer outstanding as of November 19, 2006, as reported in the Issuer’s 10-QSB for the period ending September 30, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 is supplemented to include the following:

        SkyePharma has entered into discussions with the Issuer and the Investors in relation to a future investment by the Investors in the Issuer, as described in Item 4. These discussions have not resulted in a binding agreement as of January 19, 2007.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2007

SKYEPHARMA PLC
By:	/s/ Peter Grant

Peter Grant Finance Director